[Letterhead of Arrowhead Pharmaceuticals, Inc.]

January 19, 2017

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Johnny Gharib

Re:	Arrowhead Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-214315)

Ladies and Gentlemen:

Reference is made to the letter from Arrowhead Pharmaceuticals, Inc., a Delaware corporation (the “Company”), dated January 13, 2017, requesting acceleration of the effectiveness of the above-referenced Registration Statement. The Company’s request for acceleration of effectiveness of the above-referenced Registration Statement is hereby withdrawn.

Please do not hesitate to contact the undersigned at (626) 304-3400, or Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373 with any questions or comments with respect to this letter.

Very truly yours,

Arrowhead Pharmaceuticals, Inc.

By:	/s/ Christopher Anzalone
Dr. Christopher Anzalone
President and Chief Executive Officer

cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP